UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 17, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On April 17, 2006, Saxon Capital, Inc. ("The Company") announced that on April 18, 2006, it will commence a private placement offering of $150 million of senior notes due 2014. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

The following preliminary summary information regarding the financial and operating results of the Company for the three months ended March 31, 2006 is based upon management's estimates of our results for such period, which are under review and subject to change. Actual financial and operating results for the three months ended March 31, 2006 are not yet available. Our business is impacted by seasonality, with our production and delinquency levels typically being lower in the first quarter of the year.

We expect loan production for the three months ended March 31, 2006 to be $746.3 million, a decrease of 7% from the three months ended March 31, 2005 and a decrease of 18% from the three months ended December 31, 2005.

We expect the unpaid principal balance of our owned mortgage loan portfolio as of March 31, 2006 to be $6.5 billion, an increase of 8% from March 31, 2005 and an increase of 2% from December 31, 2005.

We expect the total unpaid principal balance of our mortgage servicing portfolio, including loans recorded on our consolidated balance sheet, as of March 31, 2006 to be $26.8 billion, an increase of 24% from March 31, 2005 and an increase of 8% from December 31, 2005.

We expect our net interest income for the three months ended March 31, 2006 to be between $34.5 million and $42.2 million, compared to $57.4 million for the three months ended March 31, 2005 and $40.5 million for the three months ended December 31, 2005.

We expect our net interest margin to be between 2.2% and 2.6% for the three months ended March 31, 2006, compared to 3.8% for the three months ended March 31, 2005 and 2.6% for the three months ended December 31, 2005. We calculate net interest margin as net interest income divided by our average interest earning assets over the relevant time. We expect our average interest earning assets as of March 31, 2006 to be $6.4 billion.

We expect derivatives gains for the three months ended March 31, 2006 to be between $9.5 million and $11.6 million, compared to $21.2 million for the three months ended March 31, 2005 and $6.4 million for the three months ended December 31 2005.

We expect our serious delinquencies (60 + days) on our owned mortgage loan portfolio for the three months ended March 31, 2006 to be between 4.6% and 5.6% compared to 5.7% for the three months ended March 31, 2005 and 6.9% for the three months ended December 31, 2005.

As of December 31, 2005 and March 31, 2006, we had committed facilities of $1.7 billion, of which $0.4 billion was outstanding on December 31, 2005 and $1.0 billion was outstanding on March 31, 2006.

We expect short-term interest rates to rise and competitive pressures to remain intense during 2006. In the first three months of 2006, such competitive pressure has resulted in continued pricing pressure.

This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

   99.1 Press Release dated April 17, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

April 17, 2006   SAXON CAPITAL, INC.

By: /s/Carrie J. Pettitt

_____

Carrie J. Pettitt
Vice President and Controller

INDEX TO EXHIBITS

<u>Exhibits</u>

99.1 Press Release dated April 17, 2006.

EXHIBIT 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces Private Offering of $150 Million Senior Notes

GLEN ALLEN, VA. (April 17, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced that on April 18, 2006, it will commence a private placement offering of $150 million of senior notes due 2014. Certain of the Company's subsidiaries will guarantee the notes, which guarantees will be general unsecured obligations of the guarantors. The Company intends to use the net proceeds from the proposed offering for general corporate purposes, principally the acquisition of additional third-party mortgage servicing rights and whole loans in bulk. Pending application of the net proceeds of this offering as described above, we intend to use the net proceeds to temporarily reduce outstanding debt under one or more of our committed facilities.

The private offering, which is subject to market and other customary conditions, will be made within the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and outside the United States pursuant to Regulation S under the Securities Act. The notes have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from the Securities Act.

This announcement is neither an offer to sell nor a solicitation of an offer to buy the new senior notes.

About Saxon

Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of December 31, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $24.8 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements

Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of April 17, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.